Exhibit 99.1

ASX ANNOUNCEMENT

April 23rd, 2007

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Appointment of Dr. Ian Nisbet as Strategic Advisor

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the appointment of Dr. Ian Nisbet as Strategic Advisor to the Board. In this role, Dr. Nisbet will be responsible for reviewing the Company’s strategic direction and recommending proposals for the exploitation of the Company’s assets.

Dr. Nisbet is a distinguished scientist with a PhD in biochemistry from Monash University. His extensive experience in the biotech industry includes seventeen years with CSL Limited (formally Commonwealth Serum Laboratories) and seven years in the USA (with Millennium Pharmaceuticals, Inc.). He was CEO and Managing Director of Meditech Research Limited, a company listed on the ASX, from 2004 to 2006. Dr. Nisbet is involved with several biotech companies, including ChemGenex Pharmaceuticals Limited where he serves as Vice-President of Oncology.

Dr. Nisbet’s appointment is part of the Company’s ongoing commitment to investigate a range of opportunities aimed at building shareholder value. These include arrangements under which the rate of licensing the Company’s non-coding patents is increased, executing strategic alliances for the Company’s genetic testing business and expediting the commercialisation of the Company’s research projects. These initiatives are being actively pursued and, as they are achieved, relevant announcements will be made.

Separately, the Company takes this opportunity to clarify that the decision by its founder and CEO to retire was made in accordance with an agreed succession plan that had been adopted by the Board in August 2006. Until a replacement is found, Dr. Mervyn Jacobson continues to perform the role of CEO with particular emphasis on the securing of licenses to the Company’s non-coding DNA patents. Following his retirement as CEO, Dr. Jacobson intends to retain his position as a Director of the Company and to continue providing every assistance to the Company in the pursuit of additional licenses.

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FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Dr. Mervyn Jacobson

Chief Executive Officer

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135